UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934

Team, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

878155100

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 878155100

1	Name of Reporting Persons EdgePoint Investment Management Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Ontario

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 1,038,100

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,038,100

	8	Shared Dispositive Power 0

9

Aggregate Amount Beneficially Owned by Each Reporting Person
1,038,100 Common Shares are held within one or more mutual fund trusts and/or pooled investment vehicles by EdgePoint Investment Management Inc., none of which own more than 5% of the outstanding shares.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.5%(1)

12	Type of Reporting Person (See Instructions) FI

(1) The calculation of percentage of beneficial ownership was derived from the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on January 8, 2010 in which the Issuer stated that the number of shares of its common stock outstanding at December 30, 2009 was 18,947,275 shares.

CUSIP No. 878155100

Item 1.
	(a)	Name of Issuer: Team, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 200 Hermann Drive, Alvin, Texas, 77511

Item 2.
	(a)	Name of Person Filing: EdgePoint Investment Management Inc. (“EIM”)
	(b)	Address of Principal Business Office or, if none, Residence: 1000 Yonge Street, Suite 200, Toronto, Ontario M4W 2K2, Canada
	(c)	Citizenship: EdgePoint Investment Management Inc. is a corporation organized under the laws of Ontario
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 878155100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
	(j)	☒	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: IA

CUSIP No. 878155100

Item 4.	Ownership.

Reference is hereby made to Items 5-9 and 11 of this Schedule 13G, which Items are incorporated by reference herein. EIM is filing this Schedule 13G because it acts as the investment adviser of one or more mutual fund trusts and/or pooled investment that beneficially hold common stock that equal the aggregate amount set forth on page 2 of this Schedule 13G (the “Securities”). As investment adviser, EIM has been granted the authority to dispose of and vote the Securities. The mutual fund trusts and/or pooled investment vehicles have the right to receive (or the power to direct the receipt of) dividends received in connection with ownership of the Securities, and the proceeds from the sale of the Securities.

Under the definition of “beneficial ownership” in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that one or more members, executive officers or employees of EIM might be deemed a “beneficial owner” of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed. Further, any such person and/or other persons associated with the Reporting Person or its affiliates may beneficially own additional securities of the Issuer, which securities are not reflected in this Statement and Reporting Person, its affiliates and such persons expressly disclaim any “group” status or shared investment control with respect to such securities.

(a) Amount beneficially owned: 1,038,100
(b) Percent of class: 5.5%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,038,100
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 1,038,100
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

EIM is filing this Schedule 13G because, as the investment adviser of one or more mutual fund trusts and/or pooled investment vehicles that beneficially hold the Securities, EIM  has been granted the authority to dispose of and vote such Securities. The investment partnerships have the right to receive (or the power to direct the receipt of) dividends received in connection with ownership of the Securities, and the proceeds from the sale of the Securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

CUSIP No. 878155100

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I also certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to investment advisers is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2010
Date

/s/ Patrick Farmer
Patrick Farmer/Chief Compliance Officer